UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

-------------------------------------------------------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.)*

                         BrightSpring Health Services, Inc.
                  ----------------------------------------------
                                (Name of Issuer)


                                 Preferred Stock
              -----------------------------------------------------
                         (Title of Class of Securities)


                                    10950A205
                              ---------------------
                                 (CUSIP Number)


                                September 30, 2024
                                ----------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [X]   Rule 13d-1(b)

                              [ ]   Rule 13d-1(c)

                              [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                                Page 1 of 5 Pages

                                  SCHEDULE 13G

CUSIP No.: 10950A205                                          Page 2 of 5 Pages
.................................................................................

1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         NORGES BANK (THE CENTRAL BANK OF NORWAY)
.................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [ ]

         (b) [ ] N/A
.................................................................................

3.       SEC Use Only
.................................................................................

4.       Citizenship or Place of Organization

         NORWAY
.................................................................................

Number of       5.     Sole Voting Power                  425,000
Shares
Beneficially    ................................................................
Owned by Each
Reporting       6.     Shared Voting Power                0
Person With     ................................................................

                7.     Sole Dispositive Power             425,000
                ................................................................

                8.     Shared Dispositive Power           0
.................................................................................

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         425,000
.................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         N/A
.................................................................................

11.      Percent of Class Represented by Amount in Row (9)

         5.31 %

.................................................................................

12.      Type of Reporting Person:

         OO, FI

CUSIP No.: 10950A205	                                   	Page 3 of 5 Pages


Item 1(a).      Name of Issuer:

		BrightSpring Health Services, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:
		805 N. Whittington Parkway, Louisville, Kentucky 40222

Item 2(a).      Name of Person Filing:

		This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

		NORGES BANK (CENTRAL BANK OF NORWAY)

Item 2(b).      Address of Principal Business Office or, if None, Residence:
                Bankplassen 2
                PO Box 1179 Sentrum
		NO 0107 Oslo
		Norway

Item 2(c).      Citizenship:
                Norwegian

Item 2(d).      Title of Class of Securities:

                Preferred Stock

Item 2(e).      CUSIP Number:

                10950A205

Item 3. 	If this statement is filed pursuant to rule 240.13d-1(b) or
		240.13d-2(b) or (c), check whether the person filing is a:

(a) 	[ ] Broker or dealer registered under section 15 of the
	Act (15 U.S.C. 78o);

(b) 	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) 	[ ] Insurance company as defined in section 3(a)(19) of the
	Act (15 U.S.C. 78c);

(d) 	[ ] Investment company registered under section 8 of the Investment
	Company Act of 1940 (15 U.S.C 80a-8);

(e) 	[ ] An investment adviser in accordance with rule
	240.13d-1(b)(1)(ii)(E);

(f) 	[ ] An employee benefit plan or endowment fund in accordance with
	240.13d-1(b)(1)(ii)(F);

(g) 	[ ] A parent holding company or control person in accordance with
	rule 240.13d-1(b)(1)(ii)(G);

(h) 	[ ] A savings associations as defined in Section 3(b) of the Federal
	Deposit Insurance Act (12 U.S.C. 1813);

(i) 	[ ] A church plan that is excluded from the definition of an investment
	company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) 	[X] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);

(k) 	[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing
	as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J) please specify the type of institution: investment adviser.

CUSIP No.: 10950A205                                    	Page 4 of 5 Pages

Item 4(a)-(c)(iv).	Ownership:

                  Items 5-11 of the cover pages are incorporated by reference.

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [ ].


Item 6.           Ownership of More than Five Percent on Behalf of Another
		  Person:

                  The shares reported herein are invested on behalf of the Government of Norway.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

		  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under section 240.14a-11.

		  By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to the investment management division of Norges Bank, the central bank of Norway, is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No.: 10950A205 	                               Page 5 of 5 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    NORGES BANK
Date: November 08,2024
                                    By:       /s/ Aya Sobhy
                                                  ----------------------
                                    Name:     Aya Sobhy
                                    Title:    Regulatory Compliance Advisor